EXHIBIT 99.15

Form 62-103F1

Required Disclosure under the Early Warning Requirements

State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Warrants to purchase common shares (“Common Shares”) in the capital of High Tide Inc. (the “Issuer”), the head office of which is located at 120-4954 Richard Road SW, Calgary Alberta, T3E 6L1.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Private placement.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

The acquiror is Windsor Private Capital Limited Partnership (the “Acquiror”) by its general partner, Windsor Private Capital Inc. The address of the Acquiror is 28 Hazelton Avenue, Suite 200, Toronto, Ontario, M5R 2E2. The Acquiror is a limited partnership formed under the laws of the province of Ontario, the principal business of which is merchant banking.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The Warrants were issued to the Acquiror on January 7, 2020 in connection with a convertible loan facility (the “Loan Facility”) provided by the Acquiror to the Issuer.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

In consideration of providing the Loan Facility the Issuer issued to the Acquiror warrants (“Warrants”) exercisable to purchase up to 58,823,529 Common Shares, of which, Warrants exercisable to purchase up to 35,294,117 Common Shares (the “Vesting Warrants”) will vest on or before February 6, 2020 (the “Vesting Date”). Each Warrant is exercisable to purchase one Common Share at the price equal to 150% of $0.17 per Common Share, subject to downward adjustments set forth in the Warrants. The 35,294,117 Common Shares which may be purchased under the Vesting Warrants, if presently exercised, would constitute approximately 16.5% of the outstanding Common Shares of the Issuer following exercise of the Vesting Warrants. Prior to completing the Loan Facility and acquiring the Warrants, the Acquiror held no securities of the Issuer.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 3.1 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Items 2.3 and 3.1 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

The principal amount advanced under the Loan Facility, and any other amounts owing thereunder, are convertible into Common Shares at a price per Common Share equal to $0.17, subject to certain downward adjustments set forth in the Loan Facility. Amounts advanced under the Loan Facility are not convertible within the next sixty days and therefore do not impact the Acquiror’s securityholdings in the Issuer.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

The Loan Agreement contemplates that a shareholder of the Issuer will pledge Common Shares of the Issuer owned by such shareholder to the Acquiror as security for the Loan Facility.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Warrants were issued in consideration of the Acquiror making the Loan Facility available to the Issuer.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

The Warrants were issued for nominal consideration in connection with the Acquiror making the Loan Facility available to the Issuer.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 4.2 above.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

The Acquiror completed the Loan Facility and acquired the Warrants for investment purposes only and in accordance with applicable securities legislation. The Acquiror does not intend to acquire any Common Shares of the Issuer except pursuant to the Warrants and the Loan Facility.

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

Not applicable.

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

Not applicable.

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(f)	a material change in the reporting issuer’s business or corporate structure;

Not applicable.

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

Not applicable.

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

Not applicable.

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

Not applicable.

(j)	a solicitation of proxies from securityholders;

Not applicable.

(k)	an action similar to any of those enumerated above.

Not applicable.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

See Item 3.8 above.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

The undersigned as general partner, and on behalf, of the Acquiror certify to the best of its knowledge, information and belief, that the statements made in this report are true and complete in every respect.

January 9, 2020.

WINDSOR PRIVATE CAPITAL LIMITED PARTNERSHIP
by its general partner
WINDSOR PRIVATE CAPITAL INC.

Per:	/s/ Jordan Kupinsky
Jordan Kupinsky, President
I have the authority to bind the general partner.

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